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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File Number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

1 WHIPPLE ST, BALCATTA, WESTERN AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL ENGINE CORPORATION LIMITED (Registrant)

Date September 3, 2003	By:	/s/ J. B. ABBOTT
(Signature)*

J. B. Abbott Company Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT

30 JUNE 2003

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2003

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, unless otherwise stated.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board’s primary role is the protection and enhancement of long-term shareholder value.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Composition of the Board

The names of the Directors of the Company in office at the date of this Statement are set out in the Directors’ Report.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of non-executive directors, with at least 50% being independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

Directors Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has developed procedures to assist Directors to disclose potential conflicts of interest.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company’s executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company’s expense.

Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr R W Kelly. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2003

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee charter provides for rotation of the external audit partner every five years.

Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr R W Kelly (Chairman), Mr P C Cook, Mr J R Marshall, Mr J G Young and the Hon A S Peacock A.C. (resigned 24 October 2002). The Remuneration Committee has a documented charter, approved by the Board.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks.

Further details of Directors’ remuneration, superannuation and retirement payments are set out in the Directors’ Report.

Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr J G Young (Chairman), Mr J R Marshall, The Hon A S Peacock AC (resigned 24 October 2002) and Mr R W Kelly. Mr Kelly did not attend meetings relating to the appointment of his successor.

The Nomination Committee meets as and when required. The Committee met formally twice during the year. The Committee has a documented charter, approved by the Board.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

INTERNAL CONTROL FRAMEWORK

The Board is responsible for the overall internal control framework of the Company but recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

The consolidated entity has a policy and procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. A comprehensive process is in place to identify matters that may have a material effect on the price of the Company’s securities and to notify these matters to the Company Secretary. The Chief Executive Officer, Chief Financial Officer and Company Secretary are responsible for interpreting the Company’s policy and, where necessary, informing the Board. The Company Secretary is responsible for all communications with the ASX.

BUSINESS RISKS

The Board recognises that it is in a business with high-risk exposures which, when minimised, should assist greatly in achieving high returns for its shareholders. The Board works with management to undertake business risk assessments to identify and resolve key business risks.

ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors, officers and employees of the consolidated entity.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2003

SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity’s state of affairs. Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders worldwide (unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the internet.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are requested to vote on the appointment and aggregate remuneration of directors, the granting of shares to directors and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

The Directors present their report together with the financial report of Orbital Engine Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2003 and the auditors’ report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

ROSS WILLIAM KELLY, B.E. (Hons) FAICD, AGE 65

Non-Executive Director and Chairman, retired 21 August 2003. Mr Kelly joined the Board in December 1995 and resigned on 21 August 2003. Mr Kelly has had extensive experience consulting to many of Australia’s larger businesses on both strategic and operational matters in his earlier career as Operations Director (Asia Pacific Zone) of PA Management Consultants. Mr Kelly is currently Chairman of Clough Limited.

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 64

Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Executive Chairman of Australian Technology Group Limited, and Chairman of both Olex Holdings Limited and Compudigm International Limited. Previously Mr Bourke has been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

PETER CHAPMAN COOK, M.Pharm FRMIT, PhC, MPS, ARACI, AGE 55

Managing Director, appointed on 13 February 2002. Appointed Chief Executive Officer on 1 January 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell’s Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

JOHN RICHARD MARSHALL, B MECHE, DIP MECHE, FIE (AUST), F.SAE.A, MSME, AGE 71

Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program; Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 59

Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd. Mr Young chairs the Company’s Audit Committee.

THE HON ANDREW SHARP PEACOCK, AC, AGE 64

Non-Executive Director appointed 19 December 2001 and resigned 24 October 2002. The Hon. Andrew Peacock completed a three year term as Australian Ambassador to the USA in February 2000. Previously Mr Peacock held senior Ministerial positions in Australian Governments in the 1970’s and 1980’s, including the Foreign Affairs, Industrial Relations, Industry and Commerce and Environment portfolios. Mr Peacock is President, Boeing – Australia, and a member of the Business Council of Australia.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows: -

Director	Directors’ Meetings		Audit Committee Meetings		Finance Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings
	No. of meetings attended *	No. of Meetings held**	No. of meetings attended *	No. of Meetings held**	No. of meetings attended *	No. of Meetings held**	No. of meetings attended *	No. of Meetings held**	No. of meetings attended *	No. of Meetings held**
R W Kelly	6	6	3	3	1	1	3	3	—	2
P C Cook	6	6	—	—	1	1	2	3	—	—
J R Marshall	6	6	2	3	1	1	3	3	2	2
J G Young	5	6	3	3	1	1	2	3	2	2
A S Peacock	2	2	—	—	—	—	—	—	1	1

*	includes meetings attended by teleconference
**	number of meetings held during the time the directors held office during the year

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

CONSOLIDATED RESULT

The consolidated loss after income tax for the year attributable to the members of Orbital was $1.865 million (2002: $26.776 million loss).

REVIEW OF OPERATIONS

Chairman’s Report

It is with pleasure I present to you the 2003 Annual Report for Orbital Engine Corporation Limited.

The past year has been significant in Orbital’s history in that it has continued the program commenced in 2002, to address the company’s operating costs and reduce them to a level that provides stability and neutralises excessive cash uses.

The changes have resulted in substantial restructure of costs across all facets of the company which, for the first time ever, should enable Orbital to achieve financial stability that is supported by continuing profit growth from increased sales and positive cash flow.

The Board is mindful of the substantial erosion of shareholder value which has occurred, particularly during this restructure period. We do, however, have confidence that development of several complementary revenue streams, including effective use of our installed R&D facilities to generate engineering services, will provide the profit and cash flow from which we can continue to promote the company’s proprietary engine technologies.

Orbital’s technology has the potential to be more widely applied and with persistence we remain positive that it will be taken up by some of the major automotive manufacturers, but in reality to achieve these objectives will take time, particularly to achieve the full commercialisation of the OCP direct fuel injection system. That is why getting profit and positive cash flow from our engineering services is a major step in enabling us to allow this technology to realise its potential.

The changes made have started to work through the system in the second half of 2003. This resulted in Orbital reporting $1 million profit in the second half.

We were heartened by the investor support to the capital raisings which took place either side of the financial year end.

Making definitive forecasts in the current economic environment is difficult but I can advise shareholders that the outlook for Orbital is significantly brighter than it has been for a number of years.

On a personal note, I feel privileged to be invited to join your Board as a successor to the retiring Chairman, Mr Ross Kelly. Ross Kelly has shown strong commitment to your Company throughout the period since his appointment to the Board in 1995. He has presided over many changes, including the positive outcomes that you see reflected in the last six months. We wish Ross well in his retirement.

Your Board will continue to focus on initiatives which are aimed at building on the stable financial basis that has now been developed for Orbital. We will be developing strategies which enable our profit and cash flow to continue to improve so that we have the run time available to enable our technology to penetrate the mass 4-stroke markets.

We fully understand our obligations to shareholders to restore shareholder value. We thank you for your continued support.

CEO’s Report

Overview

The 2003 financial year was a turning point for Orbital Engine Corporation.

A refined corporate strategy announced in May 2002 delivered lower costs and further commercialisation of Orbital’s engine technology to the point where the Company was able to announce a $1 million second half profit.

For the full year, Orbital continued with its trend toward profitability and cash flow improvement - a major turnaround from the previous two financial years where the Company reported successive losses of $26.8 million and high cash burn.

The second six months were particularly encouraging with an operating profit of $1 million and an improvement in cash flow compared to the first half.

Emerging from the restructure is a Company with multiple income streams that are expected to provide Orbital with a stable revenue base for the longer term.

Our fee-for-service engineering business has been a major contributor to the improvement and is starting to emerge as a leading-edge service provider in its own right. This has been a crucial change.

Significant also has been the use of the engineering services as an adjunct to the marketing of our OCP technology. Frequently, major automobile manufacturers contract Orbital’s engineering services to adapt their development or research engines to OCP, offering an unrivalled showcase for the technology.

Interest in Orbital technology in automobiles continues to be high. However, the Company is considerably less reliant on the adoption of OCP by the major automotive manufacturers for its short-term cashflow and financial well-being, than in the past.

The restructure of Synerject announced during the year was also a major contributor to our improved results. Synerject’s top line growth and improved profitability year on year has been significant. The restructure has also provided ongoing financing of Synerject until September 2006.

Orbital’s operating result is now derived from three clear segments - engineering services, technology income (licence fees and royalties) and the Company’s share of its 50% ownership of Synerject - each of which is now a significant contributor to the consolidated financial result.

Reorganisation

A number of significant changes to the Company’s organisation occurred during the year.

At Board level, the Honourable Andrew Peacock resigned as a Non-Executive Director and Mr Ross Kelly, after many years of service as Chairman, retired. Both contributed substantially to the development and implementation of the Company’s revised strategy. At a personal level I would like to acknowledge and thank Ross Kelly for his guidance, understanding and counsel as we effected the major changes necessary over the last eighteen months. Mr. Don Bourke joins the Board with a great depth of understanding of the needs of Orbital and I look forward to his period as Chairman.

At executive level, a number of senior executive’s roles have changed including Mr John Beech, Ms Deana Cesari and Mr Ramon Newmann whose roles have not continued in the new structure and Mr Mark Norman who has taken the appointment as President of Synerject. All had been long standing employees and I would like to thank them for the valuable contribution they each made to the Company.

The changes that have been required at Orbital during the past eighteen months have been significant and have had a major personal impact on all staff and their families, whether directly through retrenchment, international or interstate transfer, reassignment or indirectly through

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

general uncertainty. Throughout, all staff have maintained a commitment and professionalism to their work, sometimes under very difficult circumstances that I would like to acknowledge.

FY03 HIGHLIGHTS

Engineering Services

Orbital has continued throughout FY03 with its strategy of building competent out-sourcing services in powertrain engineering for Original Equipment Manufacturers (OEMs) in all market segments, Tier 1 suppliers and others with an interest in combustion engineering, including regulators. This class of business is well developed in the US and Europe and has enjoyed considerable growth over the last few years. Historically an area of high cost for Orbital, it has operated at break even this fiscal year and seen growth in its revenue.

During the year, Orbital won a number of major contracts including two within OEMs’ advanced engineering programs. These involve Orbital working on a full payment basis with the OEMs on the application of OCP technology to their product(s). Such contracts are financially valuable to Orbital in their own right, but also provide the Company with an unrivalled showcase for the OCP technologies.

Other major programs during the year included the very visible activities for the Australian Federal Government’s Environment Australia on 20% ethanol/petrol blends and its impact on the Australian car fleet and emissions.

Our strategy has also focused on improving our sales and marketing efforts in securing this class of work as well as the broadening of our product offering, as demonstrated by the ethanol project.

Further OEM engineering contracts continue to be under discussion, some with possibly extended revenue streams.

Penetrating the Indian market

In February, Orbital signed a Technical Co-operation Agreement with Indian-based UCAL Fuel Systems, under which UCAL has the right to manufacture and supply components of the OCP system to the 2-stroke motorcycle market in India.

Given the size of the Indian market - twice that of Europe with 4.2 million units manufactured each year - the UCAL agreement is very significant. While the Indian market remains protected, domestic manufacturers are facing a looming deadline for reducing emissions. New stringent emission standards come into force in 2005, with a further tightening of the rules in 2007/08.

The UCAL agreement has the potential to open up a significant market and establish an Asian manufacturing cost base, for all markets.

Synerject

Synerject is Orbital’s 50:50 US-based joint venture with Siemens-VDO Automotive Corporation. Synerject is a manufacturer of air assisted direct injectors, fuel rail assemblies and related componentry as well as a systems integrator and components supplier to the non-automotive market. Synerject also supplies prototype air assisted direct fuel injectors for automotive and other 4-stroke applications.

The restructure and refinancing of Synerject during the 2003 financial year was important for the ongoing success of Orbital. Changes in the way Synerject is structured and managed have led the company to record a maiden profit, with sales and earnings growth forecast for FY04. The 2003 profit contribution of $1.4 million (on sales up 52% at US$39 million) compared with a loss of $3.1 million in FY02.

In January, Orbital announced that agreement had been reached to put new financing arrangements in place for Synerject until 30 September 2006. Synerject was cashflow positive during the financial year and met all terms and conditions of the new financial arrangements.

As part of the restructure, Synerject acquired the operations of Orbital’s marine and recreation systems business (with substantial cost savings to Orbital) and Siemens-CDO’s non-automotive systems business with effect from 1 April 2003. All systems sales previously reported in Orbital will now be reported within Synerject, so that in 2004 Orbital’s system sales will be zero. Despite this loss of turnover, we expect minimal impact at EBIT level as we have been able to achieve cost reductions that will compensate, notably through the closure of our operations at Newport News in the US. At the same time, Orbital will share in the gains created by Synerject from the two businesses.

With the restructure now bedded down, the outlook for Synerject through 2004 and beyond is favourable.

Capital Raisings

In June, Orbital moved to augment its capital reserves with an underwritten $6 million capital raising. The raising was split between a $2.8 million placement in June 2003 and a Share Purchase Plan (“SPP”) that concluded in July 2003, which raised a further net $3.2 million.

The issues were successfully completed, with solid demand from both institutional and retail investors.

Orbital was gratified with the investor support it received for its strategy of strengthening the balance sheet through the raising of fresh capital to allow the Company the financial stability it needed to secure extended programs of work.

New Products and Awards

There are now more than 30 product models incorporating OCP in the market from five OEMs. Four new models were introduced or are planned for introduction during the 2003 calendar year in the marine and motorcycle markets.

Most significant for Orbital was the move by marine engine manufacturer Mercury to produce 3 cylinder Optimax ™ engines alongside their high capacity, 6 cylinder models. The 115hp, 1.5 litre Optimax ™ 3-cylinder engine was the first of three new Mercury models planned to be introduced this year.

Peugeot also introduced a new model motorscooter using OCP in April 2003. It follows into the market four new scooter models using OCP direct injection released by Peugeot and Piaggio last financial year.

Your company’s contribution to “Environmental Sustainability through Product Design” was recognised by the receipt of the prestigious Banksia Award during the year. The Banksia Awards are actively supported by the Prime Minister and the Minister for the Environment and Heritage and cumulatively add weight to possible legislative changes that could favour the adoption of OCP.

Outlook

The changes introduced during FY03 have streamlined the organisation and improved accountability. These changes have produced a leaner, more value oriented organisation.

Most importantly, Orbital has now diversified its risk and opportunities through the development of the multiple revenue streams. Each revenue segment has its own distinct growth path and commercial opportunities, easily identifiable and better understood by the market.

Forecasts are difficult to make in the current environment. However, the restructure and re-focus of Orbital provides improved certainty of revenue streams and likelihood of commercial success.

In the 2004 financial year, Orbital is seeking to consolidate its lower cost operational base and achieve income in line with budget and ahead of FY03 in each of its three areas of business activity.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

Commercial Review

Engineering Services

While continuing to develop its OCP technology for motorcycle, marine and recreation, and automotive applications, Orbital has sought to increase its revenue by widening the scope of its engineering services and testing.

Orbital provides engineering solutions for all types of powertrains at its development centre in Western Australia.

Customers in all fields of engineering are offered cost effective solutions utilising a wide range of skills and resources such as:

•	engine design and modelling (2D and 3D)

•	numerical analysis

•	computational fluid dynamics

•	combustion and fuel system development

•	calibration and control strategy development

•	rapid turn around prototyping

•	engine management systems development

The Company utilises fully equipped engine emissions and performance dynamometers, engine durability cells, engine and vehicle environmental cells, vehicle emissions chassis dynamometers and mileage accumulation dynamometers.

Orbital’s capabilities and expertise in these areas have been recognised in various programs that the Company has undertaken in the 2003 financial year, including the following examples.

An extensive program was commissioned in late 2002 by the Australian Government agency, Environment Australia, to assess the impact of running a range of vehicles on petrol containing 20% ethanol. The purpose of the program was to determine the impact on motor vehicles of this level of ethanol in petrol through extensive on-bench and vehicle testing. The results of the work were taken into account by Government in establishing policy on the maximum ethanol content of petrol.

On-engine and vehicle production and proofing programs were also carried out to validate customers’ engines and vehicles over extensive durability test cycles using robotically controlled mileage accumulation dynamometers and automatic engine test facilities.

Orbital was also engaged during the year to modify a production outboard engine to enable it to operate on JP5 fuel. Traditional problems with the use of such heavy fuels include poor cold starts and difficulties in engine calibration.

As a result of offering a wider range of services, Orbital’s customer base has expanded significantly over the past 12 months, particularly in the Australasian market.

Marine & Recreation

In the marine and recreation market, the 2-stroke engine is used in a number of outboard, personal watercraft (PWC), snowmobile and other applications where high power to weight ratio performance is desirable.

Emissions legislation for outboards and PWCs enacted in the US in fiscal year 1997 calls for a progressive and linear reduction in emissions. Each succeeding model year requires a greater number of engines capable of improved emissions or implementation of technology capable of larger emissions reductions. The State of California has introduced an accelerated emissions requirement, which called for 75% emission reduction in 2001 and further reductions in 2004. Orbital’s customers publicise that they are able to meet these requirements by incorporating OCP technology into their engines, while at the same time improving fuel economy, reducing the tendency to stall, reducing smoke levels, providing better stability and improving starting, when compared to conventional (carburetted) two-stroke marine engines. The State of California has also introduced tighter emissions requirements for 2008. These requirements have been achieved by the Mercury Marine 135hp OptiMax™ outboard.

Two of Orbital’s three production customers, Mercury Marine and Bombardier-Rotax, expanded their product ranges utilising Orbital technology in the 2003 financial year, despite challenging market conditions.

Mercury originally set the standard for clean 2-stroke outboards when it began producing Orbital-equipped models in 1996. In 2001 Mercury was recognised by the Bluewater Network, an environmental lobby group that has worked to ban conventional 2-stroke marine engines in many areas, with the first ever “Excellence in Environmental Engineering Award”. The citation praised Mercury for “taking the lead in the development of ultra-low emissions engines” and for its commitment to protecting the environment. Mercury has stated that it will cease production of all conventional 2-stroke outboard engines by 2006.

Mercury now produces nine engines in the OptiMax™ line, ranging from 115hp through to 250hp, with the addition in 2003 of the OptimMax™ 3-cylinder engine models including the 115hp model and the scheduled release in the third quarter of calendar 2003 of 75hp and 90hp models.

Mercury also supplies OptiMax™ engines to Bombardier for their sport boats and to Polaris for their recently released Jetboat.

Bombardier introduced a fourth OCP-powered PWC in their 2003 model year with the release of the Sea-Doo XPDI™ watercraft.

Orbital has benefitted from a full year of sales of Tohatsu’s four TLDI™ 3-cylinder outboard models generating record direct injection production volumes under the Tohatsu and Nissan brand names.

Motorcycle

Orbital’s business development efforts in the motorcycle area have been concentrated on growing OCP technology market share for European applications and pursuing new business in Asia.

During the 2003 financial year Orbital continued to work proactively with its European customers and Synerject to assist with the launch of new customer models and to win new business. Activities included marketing OCP technology for use on higher engine capacity platforms and increasing the penetration on 50cc applications.

Peugeot’s “Jetforce” scooter was released for sale for the European 2003 summer market, bringing to seven the number of motorcycle models on the market incorporating Orbital’s direct injection technology.

Orbital continues to offer engineering services to both regional motorcycle manufacturers and Tier 1 component suppliers to assist them in establishing local component supply infrastructure for Orbital’s technology in major Asian markets.

Business development activities in Asia focused on India and Taiwan where forthcoming emissions standards will be implemented and where there is an interest in exploiting the benefits of 2-stroke engines and extending the life of existing investment in 2-stroke engine production lines.

In February 2003, Orbital entered into a Technical Cooperation Agreement with UCAL Fuel Systems Ltd, a manufacturer of carburettors and fuel injection system components for the Indian motorcycle and automotive markets. Under the agreement, UCAL has been granted the right to manufacture and supply components of Orbital’s OCP direct injection fuel system to the 2-stroke motorcycle market in India.

The agreement with UCAL is an important initial step for the adoption of Orbital technology by domestic Asian motorcycle manufacturers. UCAL and Orbital are working with leading Indian manufacturers to progress the adoption of the technology.

Throughout the year, the range of products offered to motorcycle customers was expanded to include OCP direct injection 4-stroke products developed by Orbital’s Automotive group and high value Engine Management Systems engineering consultancy services.

OCP direct injection for 4-stroke technology has the potential to deliver fuel economy improvements of approximately 10% to 15% over existing 4-stroke carburetted engines, depending on the application and the baseline engine, whilst complying with increasingly stringent emissions standards. Initial interest in this product has been strong, particularly for developing countries, with high gasoline prices and low average wages.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

Motorcycle (Continued)

Pocket Dash™, Orbital’s diagnostic unit designed and manufactured to support the motorcycle air assist direct injection products, achieved further sales to dealers in Europe, together with the provision of upgrade kits which further enhance the functionality of existing Pocket Dash units in the field. Potential interest in this low cost diagnostic system is now being received from India and other countries that may require the implementation of Engine Management Systems in the near future in order to comply with the forthcoming local emission requirements.

Automotive

The worldwide emphasis on reduced vehicle fuel consumption together with the increasing availability of low sulphur fuels continue to be major drivers to the automotive producers’ desire to reap the full potential of direct gasoline fuel injection.

First generation, high pressure systems, have failed to deliver significant on-road fuel economy benefits. Manufacturers are now investing in improved cylinder designs that locate the injector in the centre of the combustion chamber and which, when combined with low sulphur fuel, deliver much improved fuel economy.

This desire to adopt the next generation of direct injection (DI) technologies has created a renewed interest by original equipment manufacturers in considering Orbital’s low pressure air assisted DI technology for production applications.

A recently completed extensive development and application program by Orbital for a European customer has confirmed that the Orbital direct injection technology when applied to optimised designs of 4-stroke engines continues to deliver benefits ahead of competing technologies.

This customer program involved designing a new 2-valve, 4-cylinder variant of an existing production engine featuring the close integration of Orbital’s direct fuel injection technology in the preferred configuration of a centralised injector. In addition to the design and analysis of the new cylinder head and ancillary systems, Orbital was responsible for all engine test and development activities including engine dynamometer development of emissions and full load performance, verification of operation and vehicle chassis dynamometer calibration of emissions, drivability and catalyst system development. The resulting demonstrator vehicle delivered a fuel economy improvement over the standard production vehicle of approximately 17% using the European drive cycle together with emissions below Euro 4 levels.

Orbital continues to work with a number of automotive customers on programs which, if successful, could lead to future serial production.

ENVIRONMENTAL REGULATION

Orbital holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by Orbital on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

•	Fully paid ordinary share capital increased during the year as follows: -

2003
$’000
30 June 2003 - cash issue of 23,333,335 shares at $0.12 per share to provide additional working capital of $2,800,000 less transaction costs of $173,000	2,627

Synerject restructuring

•	On 31 March 2003 the consolidated entity invested US$6.25 million (A$10.37 million) in its joint venture Synerject LLC by way of capitalisation of amounts receivable from Synerject LLC.

•	On 1 April 2003 the consolidated entity transferred the benefit of its marine and recreation systems business to Synerject LLC, as part of a restructure and refinancing of Synerject LLC, for equity consideration in Synerject LLC.

EVENTS SUBSEQUENT TO BALANCE DATE

On 6 June 2003, the Company announced that it would be making an offer, via a Share Purchase Plan (“SPP”), to its Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share.

The offer under the SPP closed on 10 July 2003. Approximately A$3.280 million net of transaction costs of approximately A$0.245 million was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on 17 July 2003.

Other than the matter raised above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in other sections of this report. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

OPTIONS

Refer to Note 19.1 for details of Employee Share Plan options on issue. The Company has no other unissued shares under option at the date of this report.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS*

The remuneration committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity. Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or, subject to Board discretion for other qualifying reasons.

Details of the nature and amount of each major element of the emoluments of each Director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emoluments are as follows: -

	Total $	Directors’ Fees $	Base Emolument $	Bonuses (e) $	Termination Payments $	Other Benefits (f) $	Superannuation Contributions $	Employee Share plans $
Directors
P C Cook	489,683	—	333,333	54,450	—	35,425	55,555	10,920
R W Kelly	73,175	67,133	—	—	—	—	6,042	—
J G Young	42,389	38,889	—	—	—	—	3,500	—
J R Marshall	40,400	40,400	—	—	—	—	—	—
A S Peacock	11,412	10,470	—	—	—	—	942	—

Executive Officers (excluding directors)

The Company & Consolidated
D Cesari (a) (b)	383,497	—	179,942	—	147,821	19,762	22,522	13,450
K A Halliwell	275,392	—	160,397	58,700	—	14,720	23,099	18,476
R S Newmann (c)	273,384	—	78,692	—	171,532	—	14,380	8,780
K N Johnsen	268,446	—	148,509	32,100	—	42,172	25,825	19,840
J W Beech (d)	225,563	—	63,269	—	140,612	—	11,530	10,152

(a)	During the period to March 2003, Ms D Cesari was located in the United States under expatriate conditions.
(b)	Ms D Cesari received accrued leave entitlements totalling $1,556 reported in previous years and therefore not included above on retrenchment effective 30 June 2003.
(c)	Mr R S Newmann received accrued leave entitlements totalling $66,840 reported in previous years and therefore not included above on retrenchment effective 31 December 2002.
(d)	Mr J W Beech received accrued leave entitlements totalling $88,393 reported in previous years and therefore not included above on retrenchment effective 29 October 2002.
(e)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year ended 30 June 2003.
(f)	Where applicable, other benefits include novated motor vehicle benefits, expatriate and living away from home allowances, non-cash benefits such as housing and ancillary costs associated with relocation of the executive and his/her family and the provision of a motor vehicle while an expatriate.
*	Directors’ and executives’ income does not include premiums paid by the Company or related bodies corporate in respect of directors’ and officers’ insurance contracts as the insurance policies do not specify premiums paid in respect of individual Directors. Further details are set out below.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2003

DIRECTORS’ AND SENIOR EXECUTIVES’ EMOLUMENTS* (CONTINUED)

During the financial year the Company granted or offered ordinary shares to the following Directors and the five most highly remunerated officers as part of their remuneration:

	Shares as per Employee Share Plan No. 1			Shares as per Salary Sacrifice (Employee Share Plan No. 2)			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value $	Number of shares issued	Share Price	Value $	Number of shares offered	Value (1) $	Number of shares granted (2)
Directors
P C Cook	6,234	$0.16	1,000	—	—	—	200,000	9,920	—

Executive Officers (excluding directors)

The Company & Consolidated
D Cesari	6,234	$0.16	1,000	20,213	$0.31	6,250	125,000	6,200	150,000
K A Halliwell	6,234	$0.16	1,000	28,447	$0.31	8,796	175,000	8,680	—
R S Newmann	6,234	$0.16	1,000	25,161	$0.31	7,780	—	—	20,000
K N Johnsen	6,234	$0.16	1,000	32,858	$0.31	10,160	175,000	8,680	—
J W Beech	—	—	—	32,833	$0.31	10,152	—	—	70,000

(1) At Directors valuation. (2) Granted on retrenchment at the discretion of the Board of Directors.

DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares
D W J Bourke	—
P C Cook	42,900
R W Kelly	143,377
J R Marshall	66,880
J G Young	111,572

364,729

INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and
(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

Signed in accordance with a resolution of the Directors:

J G YOUNG	P C COOK
Director	Managing Director

Dated at Perth, Western Australia this 21st day of August 2003.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
System sales		29,304	35,748	—	—
Engineering services income		10,089	8,765	—	—
Royalty income		3,192	2,693	—	—
Licence income		699	3,758	—	—

Revenue from trading activities		43,284	50,964	—	—
Other income from ordinary activities	2	3,187	2,389	2,290	817

Total revenue		46,471	53,353	2,290	817

System purchases		(27,582)	(33,227)	—	—
Licence costs		(549)	(477)	—	—
Employee expenses	3	(10,971)	(18,450)	—	(3,002)
Borrowing costs	3	(32)	(72)	631	(644)
Provision for writedown in the carrying value of investment	3	—	(6,446)	(4,881)	(21,489)
Depreciation and amortisation	3	(2,291)	(2,752)	—	(30)
Prepaid marketing expenses - amortised		(484)	(2,319)	—	—
Engineering consumables and contractors		(1,570)	(2,447)	—	—
Travel and accommodation		(1,275)	(1,797)	—	(283)
Patent costs		(1,010)	(1,221)	—	—
Other expenses from ordinary activities	3	(3,798)	(6,952)	(15)	(2,110)
Share of net profit/(loss) of associate	26	1,351	(3,068)	—	—

Loss from ordinary activities before related income tax		(1,740)	(25,875)	(1,975)	(26,741)
Income tax (expense)/benefit relating to ordinary activities	4	(125)	(901)	70	(35)

Net loss after related income tax	20	(1,865)	(26,776)	(1,905)	(26,776)

Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	1.2, 20	(40)	—	—	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,905)	(26,776)	(1,905)	(26,776)

Basic earnings/(loss) per share (in cents)	5	(0.5)	(7.5)
Diluted earnings/(loss) per share (in cents)	5	(0.5)	(7.5)

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 14 to 46.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2003

	NOTE	CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
Current Assets
Cash	9	9,007	13,764	5,709	13,024
Receivables	10	3,300	6,904	12	36
Inventories	11	94	555	—	—
Prepayments		699	971	—	42

Total Current Assets		13,100	22,194	5,721	13,102

Non-Current Assets
Receivables	10	—	10,222	11,709	9,925
Property, plant & equipment	13	10,382	12,626	—	14

Total Non-Current Assets		10,382	22,848	11,709	9,939

Total Assets		23,482	45,042	17,430	23,041

Current Liabilities
Payables	14	3,973	5,652	—	505
Interest-bearing liabilities	15	142	236	—	22
Current tax liabilities	4	—	52	—	—
Provisions	17	2,525	5,060	—	496
Other	18	—	2,268	—	—

Total Current Liabilities		6,640	13,268	—	1,023

Non-Current Liabilities
Interest-bearing liabilities	15	198	357	10,413	15,619
Non interest-bearing liabilities	16	19,000	19,000	19,000	19,000
Provisions	17	2,712	3,527	—	104
Other	18	6,915	21,595	—	—

Total Non-Current Liabilities		28,825	44,479	29,413	34,723

Total Liabilities		35,465	57,747	29,413	35,746

Net Assets		(11,983)	(12,705)	(11,983)	(12,705)

Equity
Contributed equity	19	213,467	210,840	213,467	210,840
Accumulated losses	20	(225,450)	(223,545)	(225,450)	(223,545)

Total Equity/(Deficiency)		(11,983)	(12,705)	(11,983)	(12,705)

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 14 to 46.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
Cash Flows Provided by / (Used in) Operating Activities
Cash receipts in the course of operations		48,509	52,849	—	8
Cash payments in the course of operations		(55,375)	(65,661)	—	(6,297)
Taxes paid		(305)	(794)	—	—

Net cash used in operating activities	29	(7,171)	(13,606)	—	(6,289)

Cash Flows Provided by / (Used in) Investing Activities
Interest received		259	752	224	695
(Loans to) / repayment from controlled entities		—	—	(10,168)	(8,295)
Proceeds from sale of property, plant & equipment		269	138	14	108
Payments for property, plant & equipment		(206)	(503)	—	—
(Payments)/receipts for investments in controlled entities (net of cash acquired)	27	—	347	—	—
Loans to associate company	10	(147)	(4,645)	—	—

Net cash provided by / (used in) investing activities		175	(3,911)	(9,930)	(7,492)

Cash Flows Provided by / (Used in) Financing Activities
Proceeds from issue of shares		2,800	—	2,800	—
Transaction costs from issue of shares		(173)	—	(173)	—
Finance lease payments		(285)	(404)	—	(103)

Net cash provided by / (used in) financing activities		2,342	(404)	2,627	(103)

Net decrease in cash held		(4,654)	(17,921)	(7,303)	(13,884)

Cash at the beginning of the financial year		13,764	32,735	13,024	27,542
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(103)	(1,050)	(12)	(634)

Cash at the end of the financial year	29	9,007	13,764	5,709	13,024

Non-Cash Investing Activities

During the year the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in associate company (Synerject LLC) satisfied by conversion of non-current loans receivable from the associate. The consolidated entity also acquired further equity in Synerject LLC satisfied by sale to the associate of plant and equipment valued at US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 14 to 46.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are: -

1.1	Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $1.865 million during the year ended 30 June 2003 and as at 30 June 2003 the carrying value of the consolidated entity’s liabilities exceeded the carrying value of assets by $11.983 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	At 30 June 2003 the consolidated entity had cash of $9.007 million.

(ii)	On 17 July 2003, the company acquired a further $3.280 million in cash (net of issue costs) from the issue of further equity under the share purchase plan (refer note 31).

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value.

(iv)	Included in non-current liabilities at 30 June 2003 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of OCP Engines produced as at 30 June 2003 totalled approximately 350,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Changes in Accounting Policy and Restatement of Comparative Information

Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$40,000 increase in provision for employee entitlements.

•	$40,000 increase in opening accumulated losses.

There is no change in the results reported in the year ended 30 June 2003 as a result of this change in accounting policy.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.3	Principles of Consolidation

(a)	Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1.4	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(a)	Revenue from Sale of Goods and Rendering of Services

Revenue from sale of goods (system sales) is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

Revenue from rendering services is recognised in the period in which the service is provided having regard to the stage of completion of the contract. Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications and/or other obligations.

(b)	Interest Income

Interest income is recognised as it accrues.

(c)	Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.13.

1.5	Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

1.6	Recoverable Amount of Non-Current Assets Valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company’s financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b)	Associates

The consolidated entity’s interest in associates is carried at cost, adjusted for the consolidated entity’s share of losses of the associate.

(c)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 12).

1.8	Property, Plant and Equipment

(a)	Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of assets constructed by controlled entities includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads. Expenditure, including that on internally generated assets, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably.

(b)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.5%; Leasehold Improvements 6.67% to 50%; Plant and Equipment 6.67% to 50%. Leased assets 10% to 33.3%.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

(c)	Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits, in excess of the originally assessed performance of the asset, will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(d)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Leased Assets

Leases under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

(i) Finance Leases

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed.

(ii) Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

1.9	Research and Development Expenditure

Research and development costs are expensed as incurred.

1.10	Patents, Licences and Technologies

Patents, licences and technology costs are expensed as incurred.

1.11	Pre-Production Expenditure

Pre-production costs represent costs incurred in enhancing the OCP technology to enable commercial production. Pre-production costs are expensed as incurred.

1.12	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.13	Foreign Currency

(a)	Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

1.14	Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.15	Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.16	Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

1.1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.17	Employee Entitlements

(a)	Wages, Salaries and Annual Leave

The provisions for employee entitlements to wages, salaries and annual leave to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

(b)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(c)	Superannuation Plan

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 22.

1.18	Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.19	Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

1.20	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.21	Provision for Surplus Leased Space

Provision is made for rental payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

1.22	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for. The liabilities for redundancy benefits have been included in provisions with employee benefits.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
2.	OTHER INCOME FROM ORDINARY ACTIVITIES

	Interest income from non-related parties	259	752	200	695
	Proceeds on sale of property, plant and equipment	441	138	14	107
	Net foreign exchange gains	1,894	1,393	2,076	—
	Other	593	106	—	15

	Total other income from ordinary activities	3,187	2,389	2,290	817

	Proceeds on sale of property, plant and equipment
	- Plant and equipment	414	31	14	—
	- Leased assets	27	107	—	107

		441	138	14	107

	Less: Written down value of property, plant and equipment sold
	- Plant and equipment	149	23	14	—
	- Leased assets	10	146	—	50

		159	169	14	50

	Profit / (loss) on sale of property, plant and equipment	282	(31)	—	57

3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1	Employee expenses
	Salaries, wages, superannuation and other employee payments	11,335	15,551	—	2,408
	Redundancies	377	3,778	—	770
	Net expense/(credit) from movements in employee leave entitlements	(741)	(879)	—	(176)

		10,971	18,450	—	3,002

3.2	Borrowing costs
	Finance charges on capitalised leases	32	72	—	13
	Interest payable to controlled entity	—	—	(631)	631

		32	72	(631)	644

3.3	Provision for diminution in the carrying value of non current assets
	Investment in PT Texmaco Perkasa Engineering Tbk	—	6,446	—	—
	Receivables from controlled entities	—	—	4,881	21,489

		—	6,446	4,881	21,489

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (CONTINUED)

3.4	Other expenses from ordinary activities

	Other (expenses)/credits include the following disclosable expenses:

	Depreciation and amortisation
	- Buildings	81	81	—	—
	- Leasehold improvements	—	218	—	—
	- Plant and equipment	2,035	2,220	—	9
	- Finance leased assets	175	233	—	21

		2,291	2,752	—	30
	Leasehold improvements written-off	—	490	—	—

	Net foreign exchange losses	—	—	—	418

	Net expense from movements in provisions :
	- doubtful debts provisions	(286)	303	—	—
	- bad debts expense	303	—	—	—
	- product warranty provisions	—	296	—	—
	- surplus lease space provisions	242	1,150	—	—
	- other current provisions	(11)	(19)	—	—
	- other non-current provisions	(775)	—	—	—

	Operating lease payments
	- premises (gross)	414	559	—	—
	- plant and equipment	289	399	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
4.	TAXATION

4.1	Prima facie income tax credit / (expense)

	Calculated at 30% on the operating loss		522	7,763	592	8,022
	Increase/(Decrease) in income tax credit due to:
	- Withholding tax expense		(125)	(656)	70	—
	- Depreciation and amortisation not deductible		—	(5)	—	(2)
	- Other (non-deductible)/non-assessable amounts		(11)	12	—	13
	- Research and development allowance		387	304	—	—

	Income tax credit on operating loss before individually significant income tax items		773	7,418	662	8,033

	Individually significant income tax items:
	- Non-resident controlled entities results not tax effected		1,039	(257)	—	—
	- Australian tax losses not brought to account		(3,254)	(5,125)	—	(1,365)
	- Provision against carrying value of investments		—	(1,934)	(1,464)	(6,447)
	- Other Australian timing differences not brought to account		1,193	(1,090)	658	(1,332)
	- Utilisation of prior years tax losses not brought to account		—	—	207	1,214

			(1,022)	(8,406)	(599)	(7,930)

	Income tax (expense)/credit for current year		(249)	(988)	63	103
	Income tax over/(under) provided in prior year		124	87	7	(138)

	Income tax (expense) / credit on operating loss		(125)	(901)	70	(35)

4.2	Total income tax credit / (expense) is made up of:
	Over/(under) provision in prior year		124	87	7	(138)
	Withholding tax paid		(253)	(116)	—	—
	Withholding tax (payable)/recovered		128	(540)	70	—
	Write-off of net future income tax benefit		(124)	(332)	(7)	103

			(125)	(901)	70	(35)

4.3	Current tax liabilities
	Provision for current income tax

	Movements during the year:
	Balance at beginning of year		52	390	—	—
	Addition through acquistion of controlled entities	27	—	347	—	—
	Income tax paid		(52)	(678)	—	—
	(Over)/under provision in prior year		—	(87)	—	—
	Current year’s income tax expense on operating profit/(loss)		—	80	—	—

			—	52	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
4.	TAXATION (CONTINUED)

4.4	Future income tax benefit not taken to account
	Australia

	Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:
	Tax losses carried forward (30%)	12,064	8,810	2,489	2,108
	Timing difference from provision for capital loss on investment (30%)	1,934	1,934	—	—
	Other net timing differences (30%)	(103)	1,090	—	118

		13,895	11,834	2,489	2,226

The potential future income tax benefit will only be obtained if: -

i	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;
ii	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
iii	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $86.615 million (US$57.859 million) (2002: $111.45 million (US$58.381 million)) are available to certain controlled entities in the United States and have not been recognised as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2003, the $86.615 million of tax carry forward losses available expire between the years 2013 and 2019.

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
4.5	Dividend franking account

	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:

	30% franking credits	2,587	2,587	875	875

	The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED
		2003	2002
5.	EARNINGS / (LOSS) PER SHARE

	Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	357,060,384	355,077,797

	Weighted average number of ordinary and potential ordinary shares	360,504,634	363,738,011

Options to purchase ordinary shares held under the Employee Share Plan are included in calculating the weighted average number of potential ordinary shares. Refer to Note 19.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence the weighted average number of potential ordinary shares is not used in calculating the diluted earnings/(loss) per share.

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$	$	$	$
6.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	- Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	80,000	45,000	—	40,000
	- Other KPMG member firms
	- Audit and review of financial reports	164,050	90,000	—	47,000

		244,050	135,000	—	87,000

	Amounts received or due and receivable for taxation services by:
	- Auditors of the Company - KPMG Australia	18,920	54,300	—	38,840
	- Other KPMG member firms	—	5,973	—	—

		18,920	60,273	—	38,840

	Total auditors’ remuneration	262,970	195,273	—	125,840

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

7.1	Business Segments

	Marine & Recreation		Motorcycles		Automotive		Engineering		Eliminations		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
External segment revenue	32,777	40,769	4,098	4,741	3,844	4,732	3,018	867	—	—	43,737	51,109
Inter-segment revenue	—	—	—	—	—	—	6,567	5,162	(6,567)	(5,162)	—	—

Segment Revenue	32,777	40,769	4,098	4,741	3,844	4,732	9,585	6,029	(6,567)	(5,162)	43,737	51,109

Unallocated corporate revenues											2,734	2,244

Total Revenue											46,471	53,353

Segment Result	660	2,924	(328)	(1,551)	(1,989)	(3,475)	(595)	(5,694)	—	—	(2,252)	(7,795)

Unallocated corporate loss											(1,488)	(3,148)
Provision for diminution in carrying value of investment											—	(6,446)
Reorganisation (costs)/credits											649	(5,418)
Share of profit/(loss) of associate											1,351	(3,068)

Net Loss before related income tax											(1,740)	(25,875)

Income Tax Expense / (Benefit)											125	901

Loss after tax attributable to members											(1,865)	(26,776)

Depreciation and amortisation	81	485	—	—	9	12	2,201	2,255	—	—	2,291	2,752
Prepaid marketing expenses - amortised	—	—	484	2,319	—	—	—	—	—	—	484	2,319
Other non-cash expenses	(16)	296	16	267	—	8	17	28	—	—	17	599

Segment non-cash expenses	65	781	500	2,586	9	20	2,218	2,283	—	—	2,792	5,670

Provision for diminution in carrying value of investment											—	6,446
Reorganisation costs/(credits)											(1,026)	1,640
Foreign exchange gain											(1,894)	(1,393)

Non-cash expenses / (income)											(128)	12,363

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING (CONTINUED)

7.1	Business Segments (Continued)

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment Assets	874	5,502	786	985	1,475	885	10,597	13,001	743	683	14,475	21,056

Unallocated assets
Cash											9,007	13,764
Receivables from / loans to related business undertaking											—	10,222

Consolidated Total Assets											23,482	45,042

Segment Liabilities	2,509	2,956	976	450	789	242	2,560	4,821	714	1,499	7,548	9,968

Unallocated liabilities
Income tax liabilities											—	52
Borrowings											19,340	19,593
Unearned income and other provisions											1,662	6,539
Liability for share of net asset deficiency in associate											6,915	21,595

Consolidated Total Liabilities											35,465	57,747

Consolidated Net Assets / (Liabilities)											(11,983)	(12,705)

Segment Acquisitions of Non current assets	—	9	—	—	—	—	206	494	—	—	206	503

Unallocated acquisitions
Loan to related business undertaking											147	4,645

Consolidated Acquisitions of Non current assets											353	5,148

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING (CONTINUED)

7.2	Geographical Segments

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

	North America		Europe		Asia		Australia		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
External segment revenue	32,041	41,675	3,743	5,345	3,870	2,858	4,083	1,231	43,737	51,109

Segment Assets	1,025	5,287	635	386	603	1,271	12,212	14,112	14,475	21,056

Acquisitions of Non current assets	—	9	—	—	—	—	206	494	206	503

7.3	Inter-Segment Pricing

Inter-segment pricing is determined on an arms length basis.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

8.	DISCONTINUED OPERATIONS

Marine And Recreation Systems Business

On 10 January 2003, Orbital publicly announced its plan to transfer Orbital’s marine and recreation systems business to its joint venture, Synerject LLC as part of the restructure of Synerject. The marine and recreation systems business operates in the United States of America and formed the majority of the consolidated entity’s marine and recreation business segment. The activities of this business are consistent with the motorcycle systems business already handled within Synerject and this change will simplify the customer relationship.

On 31 March 2003 Orbital signed a contract to transfer the benefit of this business to Synerject LLC with effect from 1 April 2003 and sell the associated tangible assets. The value of the assets disposed of was $171,884 (US$103,603). The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these are being settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which have been included in the financial statements of Orbital for 30 June 2003, were as follows:

	CONSOLIDATED
	2003	2002
	$’000	$’000
Financial performance information for the period
Revenue from ordinary activities	29,304	35,527
Expenses from ordinary activities	(28,716)	(35,153)

Profit from ordinary activities before income tax	588	374
Income tax expense	—	—

Net Profit	588	374

Financial position information as at 30 June
Segment assets	40	4,974
Segment liabilities	(1,645)	(2,576)

Net assets (liabilities)	(1,605)	2,398

Cash flow information for the period
Net cash provided by/(used in) operating activities	4,781	(1,329)
Net cash provided by/(used in) investing activities	312	(9)
Net cash provided by financing activities	—	—

Net increase/(decrease) in cash held	5,093	(1,338)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
9.	CASH
	Cash at bank		138	58	97	56
	Cash at bank - US Dollars		542	2,043	64	1,502
	Cash at bank - European currency units		288	—	—	—
	Cash at bank - Other foreign currencies		17	197	—	—
	At call deposits - financial institutions	15.3	2,742	5,195	268	5,195
	Bank bills		5,280	6,271	5,280	6,271

			9,007	13,764	5,709	13,024

10.	RECEIVABLES

	Current
	Trade debtors		2,335	6,489	—	—
	Less: Provision for doubtful trade debtors		(17)	(303)	—	—

			2,318	6,186	—	—
	Other debtors		982	718	12	36

			3,300	6,904	12	36

	Non-Current
	Loans to controlled entities		—	—	99,217	92,552
	Provision for diminution in carrying value of controlled entities		—	—	(87,508)	(82,627)
	Loans to associate company		—	10,222	—	—

			—	10,222	11,709	9,925

11.	INVENTORIES

	Raw materials and stores - at cost		94	555	—	—

12.	OTHER FINANCIAL ASSETS

	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446	—	—
	Investments in controlled entities - at cost	25	—	—	346,913	346,913
	Less: provision for diminution in the carrying value of investments		(6,446)	(6,446)	(346,913)	(346,913)

			—	—	—	—

The consolidated entity holds a 0.51% interest in PT Texmaco Perkasa Engineering Tbk, a company incorporated in Indonesia and listed on the Indonesian Stock Exchange. The principal activities of PT Texmaco Perkasa Engineering Tbk are the manufacture of industrial equipment and machinery including the development and manufacture of automotive and heavy vehicle engines.

The investment is carried at $Nil being the original cost of $6,446,467 less a provision for diminution in value of $6,446,467.

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to repurchase Orbital’s shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debt / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
13.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At deemed cost	13.1	1,091	1,091	—	—

	Buildings
	At deemed cost		3,057	3,057	—	—
	Less: accumulated depreciation		(569)	(488)	—	—

		13.1	2,488	2,569	—	—

	Leasehold improvements
	At cost		—	3,895	—	—
	Less: accumulated depreciation		—	(3,895)	—	—

			—	—	—	—

	Plant and equipment
	At cost		21,673	23,348	—	105
	Less: accumulated depreciation		(15,238)	(15,004)	—	(91)

			6,435	8,344	—	14

	Leased assets
	At cost		669	853	—	54
	Less: accumulated amortisation		(301)	(300)	—	(54)

			368	553	—	—

	Capital works in progress
	At cost		—	69	—	—

	Total property, plant and equipment - net book value		10,382	12,626	—	14

	Reconciliations

	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land
	Carrying amount at beginning of year		1,091	1,091	—	—

	Carrying amount at end of year		1,091	1,091	—	—

	Buildings
	Carrying amount at beginning of year		2,569	2,650	—	—
	Depreciation		(81)	(81)	—	—

	Carrying amount at end of year		2,488	2,569	—	—

	Leasehold improvements
	Carrying amount at beginning of year		—	1,180	—	—
	Amortisation		—	(218)
	Transfer to plant & equipment		—	(472)	—	—
	Disposals and provisions		—	(490)	—	—

	Carrying amount at end of year		—	—	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Plant and equipment
	Carrying amount at beginning of year	8,344	9,563	14	23
	Additions and work in progress transfers	275	552	—	—
	Transfer from leasehold improvements	—	472	—	—
	Disposals	(149)	(23)	(14)	—
	Depreciation	(2,035)	(2,220)	—	(9)

	Carrying amount at end of year	6,435	8,344	—	14

	Leased assets
	Carrying amount at beginning of year	553	932	—	71
	Disposals	(10)	(146)	—	(50)
	Amortisation	(175)	(233)	—	(21)

	Carrying amount at end of year	368	553	—	—

	Capital works in progress
	Carrying amount at beginning of year	69	118	—	—
	Net transfers to property, plant and equipment	(69)	(49)	—	—

	Carrying amount at end of year	—	69	—	—

13.1	Interests in Land and Buildings - Australia

Directors’ Valuation

The value at 14 November 2001 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,580,223 (2002: $3,660,441). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
14.	PAYABLES
	Current
	Trade creditors and accruals		3,968	4,868	—	505
	Trade creditors - associate company		5	784	—	—

			3,973	5,652	—	505

15.	INTEREST BEARING LIABILITIES

15.1	Current
	Lease liabilities	21.2	142	236	—	22

15.2	Non-Current
	Loans and advances from controlled entities		—	—	10,413	15,619
	Lease liabilities	21.2	198	357	—	—

			198	357	10,413	15,619

15.3	Financing Arrangements
	The consolidated entity has standby arrangements with banks to provide support facilities:

	Total facilities available
	Performance guarantee facility		69	69	—	—
	Security guarantee facility		500	—	—	—
	Corporate credit card facility		890	1,133	—	211
	Multi-option credit facility		750	850	—	250
	Letter of credit		374	444	—	—

			2,583	2,496	—	461

	Facilities utilised at balance date
	Performance guarantee facility		69	69	—	—
	Security guarantee facility		500	—	—	—
	Corporate credit card facility		12	154	—	12
	Multi-option credit facility		—	—	—	—
	Letter of credit		374	444	—	—

			955	667	—	12

	Facilities not utilised at balance date
	Performance guarantee facility		—	—	—	—
	Security guarantee facility		—	—	—	—
	Corporate credit card facility		878	979	—	199
	Multi-option credit facility		750	850	—	250
	Letter of credit		—	—	—	—

			1,628	1,829	—	449

These facilities have been arranged with the consolidated entity’s bankers with the general terms and conditions being set and agreed to from time to time. The standby letter of credit is a committed non-interest bearing facility, available to be drawn down until final expiration on 7 April 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents, licences and technologies and research and development deposits) has been granted to the Company’s banker for the establishment of credit facilities totalling $2,068,306 (2002: $2,169,208). A back-to-back cash term deposit of $500,000 is committed as security against the above security guarantee facility.

16.	NON INTEREST BEARING LIABILITIES

	Loans and advances - secured	19,000	19,000	19,000	19,000

The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
17.	PROVISIONS

17.1	Current
	Employee entitlements - including on-costs	1,357	1,544	—	129
	Redundancy - employee entitlements	255	2,340	—	367
	Product warranty	487	—	—	—
	Surplus lease space	411	1,150	—	—
	Other	15	26	—	—

		2,525	5,060	—	496

17.2	Non-Current
	Employee entitlements - including on-costs	1,103	1,657	—	104
	Product warranty	628	1,115	—	—
	Surplus lease space	981	—	—	—
	Other	—	755	—	—

		2,712	3,527	—	104

17.3	Aggregate Liability for employee entitlements	2,715	5,541	—	600

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Assumed rate of increase in wage and salary rates	4.00%	4.00%	4.00%	4.00%
	Discount rate (annual)	6.00%	6.00%	6.00%	6.00%
	Settlement term (years)	10	10	10	10

	Number of employees

	Number of employees at year end	97	163	—	12

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

17.	PROVISIONS (CONTINUED)

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
17.4	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Redundancy benefits - current
	Carrying amount at beginning of year		2,340	—	367	—
	Provision made during the year		377	3,778	—	770
	Payments made during the year		(2,462)	(1,438)	(367)	(403)

	Carrying amount at end of year		255	2,340	—	367

	Product warranty - current
	Carrying amount at beginning of year		—	—	—	—
	Reclassified from non current		487	—	—	—

	Carrying amount at end of year		487	—	—	—

	Product warranty - non current
	Carrying amount at beginning of year		1,115	819	—	—
	Provision made during the year - net of expired		—	296	—	—
	Reclassified as current		(487)	—	—	—

	Carrying amount at end of year		628	1,115	—	—

	Surplus lease space - current
	Carrying amount at beginning of year		1,150	—	—	—
	Provision made during the year		489	1,150	—	—
	Payments made during the year		(247)	—	—	—
	Reclassified to non current		(981)	—	—	—

	Carrying amount at end of year		411	1,150	—	—

	Surplus lease space - non current
	Carrying amount at beginning of year		—	—	—	—
	Reclassified from current		981	—	—	—

	Carrying amount at end of year		981	—	—	—

	Other provisions - current
	Carrying amount at beginning of year		26	45	—	—
	Payments made during the year		(11)	(19)	—	—

	Carrying amount at end of year		15	26	—	—

	Other provisions - non current
	Carrying amount at beginning of year		755	755	—	—
	Provision no longer required and reversed during the year		(755)	—	—	—

	Carrying amount at end of year		—	755	—	—

18.	OTHER LIABILITIES

18.1	Current
	Unearned income		—	2,268	—	—

18.2	Non-Current
	Liability for share of net asset deficiency in associate	26	6,915	21,026	—	—
	Restructure of associate		—	569	—	—

			6,915	21,595	—	—

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$’000	$’000	$’000	$’000
19.	CONTRIBUTED EQUITY
	Issued and paid-up capital

	379,979,583 (2002: 355,387,361) ordinary shares, fully paid	213,467	210,840	213,467	210,840

	Ordinary Shares
	Balance at the beginning of year	210,840	210,840	210,840	210,840
	Shares issued:
	1,258,887 (2002: 689,087) shares issued pursuant to employee share plans	—	—	—	—
	23,333,335 (2002: Nil) shares issued pursuant to share placement	2,800	—	2,800	—
	Transaction costs arising from issue of shares pursuant to share placement	(173)	—	(173)	—

		213,467	210,840	213,467	210,840

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

19.1	Employee Share Plans

Options

No options over unissued shares were granted during or since the end of the 2003 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1998	500,500	0.59	25 Sep 2003	515,800	0.66	25 Sep 2003	1,016,300
1999	403,500	0.53	23 Sep 2004	247,150	0.59	23 Sep 2004	650,650
2000	852,000	1.61	28 Sep 2005	925,300	1.79	28 Sep 2005	1,777,300

	1,756,000			1,688,250			3,444,250

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2003 was $0.12 (30 June 2002: $0.30).

Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 differing numbers of shares, based on seniority and length of service are offered to eligible employees.

During the year there were 766,782 shares issued under Plan 1 to eligible employees at a market value of $0.123 million (2002: 350,041 shares with market value of $0.200 million). During the year, executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 350,871 shares issued under Plan 2 at prevailing market rates (2002: 151,480 shares).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 1,225,000 shares were offered to 12 executives (2002: 560,000 shares offered to 12 executives). At the discretion of the Board of Directors, during the year 240,000 shares were issued under the Executive Long Term Plan to retrenched executives.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

			CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
20.	ACCUMULATED LOSSES

	Accumulated losses at beginning of the year		223,545	196,769	223,545	196,769
	Net effect of initial adoption of AASB 1028 “Employee Benefits”		40	—	—	—
	Net (profit)/loss attributable to members of the parent entity		1,865	26,776	1,905	26,776

	Accumulated losses at end of the year		225,450	223,545	225,450	223,545

21.	COMMITMENTS

21.1	Operating Lease Commitments
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year		177	548	—	—
	- Later than one year but not later than five years		46	447	—	—

			223	995	—	—

	Current operating leases of the consolidated entity are in relation to computer and operating equipment. All premises leases have been fully provided for as at 30 June 2003.

21.2	Finance Lease Commitments
	Finance lease rentals are payable as follows:
	- Not later than one year		162	252	—	22
	- Later than one year but not later than five years		203	397	—	—

			365	649	—	22
	- Less: Future lease finance charges		(25)	(56)	—	—

			340	593	—	22

	Lease liabilities provided for in the financial statements
	- Current	15.1	142	236	—	22
	- Non-current	15.2	198	357	—	—

	Total lease liabilities		340	593	—	22

	The consolidated entity leases motor vehicles and equipment under finance leases expiring in 1 to 4 years. At the end of the lease term the consolidated entity has the option to replace the asset financed with a new asset or pay out the residual balance.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

22.	SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under the Superannuation Guarantee Levy from 1 July 1992, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

Orbital Holdings (USA) Inc. (a wholly controlled entity) has adopted a defined contribution plan that covers substantially all full time United States employees. The benefits provided under the plan are based on contributions made for and by each employee. Employees and the employer contribute various percentages of gross salary and wages.

23.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

23.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2003, Orbital’s share of Synerject’s financing obligations amounted to A$14.970 million (US$10.000 million) (30 June 2002: A$20.361 million (US$11.459 million)).

23.2	The Company has provided A$6.915 million (30 June 2002: A$21.026 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens VDO Automotive Corporation above.

23.3	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002
		$	$	$	$
24.	DIRECTORS’ AND OFFICERS’ REMUNERATION

24.1	Directors’ Remuneration

	Total income received, or due and receivable, by all Directors of the Company from the Company, or related bodies corporate (includes Directors’ fees of $156,892 (2002: $229,367))			657,060	1,592,803

	The number of Directors of the Company whose income from the Company or related bodies corporate falls within the following bands:
				No.	No.
	$ 10,000 - $ 19,999			1	—
	$ 20,000 - $ 29,999			—	1
	$ 30,000 - $ 39,999			—	1
	$ 40,000 - $ 49,999			2	3
	$ 60,000 - $ 69,999			—	1
	$ 70,000 - $ 79,999			1	—
	$190,000 - $199,999			—	1
	$220,000 - $229,999			—	2
	$480,000 - $489,999			1	—
	$700,000 - $709,999			—	1

				5	10

	Total income received, or due and receivable, by all Directors of each entity in the consolidated entity from the Company, related bodies corporate or controlled entities (includes Directors’ fees of $156,892 (2002: $229,367))	2,184,942	3,169,187

		No.	No.
	The number of Directors of each entity in the consolidated entity whose income from the Company, related bodies corporate or controlled entities is included in the above disclosure	11	16

24.2	Executives’Remuneration

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers involved in the management of the Company or consolidated entity.

	Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income exceeds $100,000.	2,526,254	2,131,071	1,395,724	1,807,384

		No.	No.	No.	No.
	The number of executive officers whose income from the Company or related bodies corporate falls within the following bands:
	$100,000 - $109,999	1	—	—	—
	$110,000 - $119,999	—	1	—	1
	$130,000 - $139,999	1	—	1	—
	$140,000 - $149,999	—	2	—	1
	$160,000 - $169,999	2	—	—	—
	$170,000 - $179,999	—	1	—	—
	$190,000 - $199,999	—	2	—	2
	$210,000 - $219,999	2	—	—	—
	$220,000 - $229,999	1	2	1	2
	$260,000 - $269,999	1	—	1	—
	$270,000 - $279,999	2	—	1	—
	$480,000 - $489,999	1	—	1	—
	$700,000 - $709,999	—	1	—	1

		11	9	5	7

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

25. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Class of Shares	Consolidated Entity Interest
Orbital Engine Corporation Limited		2003%	2002%

Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
- S T Management Limited	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd (a)	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Employees Superannuation Fund Pty Ltd (b)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.
(b)	Orbital Engine Corporation Limited owns 100% of the issued capital of Orbital Employees Superannuation Fund Pty Ltd (OESF) and must act in the best interest of members of the fund at all times. Accordingly, control does not exist and OESF is not consolidated.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

26.	INVESTMENT IN ASSOCIATE

As at 30 June 2003, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture with Siemens VDO Automotive Corporation (30 June 2002: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		CONSOLIDATED
26.1	Result of associate	2003	2002
		$’000	$’000
	Share of associates profit/(loss) from ordinary activities before income tax expense	1,197	(3,488)
	Share of associates income tax expense	(228)	(9)

	Share of associates net profit/(loss) as disclosed by associate	969	(3,497)
	Adjustment - reversal amortisation of intangible	382	429

	Share of associates net profit/(loss)	1,351	(3,068)

26.2	Liability for share of net asset deficiency of associate

	Liability at beginning of year	(21,026)	(19,824)
	Investments during the year	10,541	—
	Share of associates net profit/(loss)	1,351	(3,068)
	Exchange difference on foreign currency translation	2,219	1,866

	Liability at end of year	(6,915)	(21,026)

26.3	Commitments
	Share of associates operating lease commitments payable:
	Within one year	574	1,078
	One year or later and no later than five years	1,958	2,069
	Later than five years	1,032	1,467

		3,564	4,614

	Share of associates plant and equipment expenditure commitments contracted
	but not provided for and payable:
	Within one year	49	58
	One year or later and no later than five years	—	—
	Later than five years	—	—

		49	58

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

26.	INVESTMENT IN ASSOCIATE (CONTINUED)

		CONSOLIDATED
26.4	Summary financial position of associate	2003	2002
		$’000	$’000
	The consolidated entity’s share of assets and liabilities of associate is as follows:
	Current assets	8,948	8,505
	Non-current assets	11,641	14,977

	Total assets	20,589	23,482

	Current liabilities	6,716	36,716
	Non-current liabilities	16,072	1,795

	Total liabilities	22,788	38,511

	Net asset deficiency - as reported by associate	(2,199)	(15,029)

	Adjustments arising from equity accounting

	Elimination of intangibles (net of amortisation)	(4,716)	(5,997)

	Net asset deficiency	(6,915)	(21,026)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

27.	ACQUISITION OF CONTROLLED ENTITIES

(a)	On 29 August 2001 the consolidated entity purchased 100% of the issued shares in Power Investment Funding Pty Ltd, the special purpose company set up in relation to the OCP Four-Stroke (OCP-4S) research and development syndicate. The operating results of this controlled entity have been included in the consolidated results from this date.

CONSOLIDATED
2002
$’000
Consideration:
Security Deposit	36,158
Less: Put obligation liability extinguished	(36,158)

—

Fair value of net assets acquired:
Cash	347
Current income tax liability	(347)

—

Inflow of cash	347

Goodwill on acquisition	—

28.	RELATED PARTIES

28.1	Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the financial year are Messrs R W Kelly, P C Cook, J R Marshall, A S Peacock and J G Young.

Details of directors’ remuneration and retirement benefits are set out in Note 24 and the Directors’ Report.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interests subsisting at year end.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

28.	RELATED PARTIES (CONTINUED)

28.2	Controlled Entities

Details of interests in controlled entities are set out in Note 25. Details of dealings with controlled entities are set below:

(a)	Intercompany Loans

The aggregate amounts receivable from / payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2003	2002
	$’000	$’000
Receivables (after provision)
Non-current	11,709	9,925

Borrowings
Non-current	10,413	15,619

The interest rate charged/receivable in relation to these loans during the year was nil, (2002: nil).

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

Orbital Engine Company (Australia) Pty Ltd charged a facility fee to Orbital Engine Corporation Limited for the provision of office premises, computer and administration support of $nil for the year ended 30 June 2003, (30 June 2002: $341,139).

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Engine Company (Australia) Pty Limited, which is a wholly owned subsidiary of Orbital Engine Corporation Limited.

28.3	Other Related Parties – Business Undertakings

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to associated companies by the consolidated entity at balance date are:

	CONSOLIDATED
	2003	2002
	$’000	$’000
Receivables
Current	40	—
Non current	—	10,222

	40	10,222

Payables
Current	5	784

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.924 million (2002: $1.853 million) and purchased goods and services to the value of $23.385 million (2002: $27.482 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

(c)	Business Restructure

On 31 March 2003 the consolidated entity invested US$6.25 million (A$10.37 million) in its joint venture Synerject LLC by way of capitalisation of amounts receivable from Synerject LLC.

On 1 April 2003 the consolidated entity transferred the benefit of its marine and recreation systems business to Synerject LLC, as part of a restructure and refinance of Synerject LLC, for equity consideration in Synerject LLC.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

29.	NOTES TO THE STATEMENTS OF CASH FLOWS

29.1	Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

		NOTE	CONSOLIDATED		THE COMPANY
			2003	2002	2003	2002
			$’000	$’000	$’000	$’000
	Cash		9,007	13,764	5,709	13,024

29.2	Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities

	Loss from ordinary activities after income tax		(1,865)	(26,776)	(1,905)	(26,776)

	Add/(less) items classified as investing/financing activities:
	Interest received	2	(259)	(752)	(200)	(695)
	Loss/(profit) on sale of property, plant and equipment	2	(282)	31	—	(57)
	Finance charges on capitalised leases	3.2	32	72	—	13
	Add/(less) non-cash items:
	Depreciation	3.4	2,116	2,519	—	9
	Amortisation of leased assets	3.4	175	233	—	21
	Leasehold improvements written off	3.4	—	490	—	—
	Prepaid marketing expense	3.4	483	2,319	—	—
	Provision for doubtful debts	3.4	17	303	—	—
	Interest payable to controlled entity	3.2	—	—	(631)	—
	Amounts set aside to provisions		(1,322)	1,464	—	—
	Share of net (profit)/loss of associate		(1,351)	3,068	—	—
	Net foreign exchange (gains) / losses	3.4	(1,894)	(1,393)	(2,076)	418
	(Decrease)/increase in net taxes payable		(52)	107	—	35
	Provision against carrying value of investments and receivables from controlled entities	3.3	—	6,446	4,881	21,489

	Net cash used in operating activities before changes in assets and liabilities		(4,202)	(11,869)	69	(5,543)

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		3,365	1,371	24	(8)
	Decrease in inventories		601	246	—	—
	(Increase)/decrease in prepayments		(211)	(381)	42	1
	Decrease/(increase) in other non-current assets		—	424	—	—
	(Decrease)/increase in trade creditors		(1,679)	(2,853)	(505)	(930)
	(Decrease)/increase in employee provisions		(2,777)	1,461	(600)	191
	(Decrease) in other liabilities		(2,268)	(2,005)	—	—
	Working capital balances transferred to controlled entity		—	—	970	—

			(2,969)	(1,737)	(69)	(746)

	Net cash used in operating activities		(7,171)	(13,606)	—	(6,289)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

30.1	Foreign Exchange Risk

The consolidated entity may enter into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year. During the year ended 30 June 2003 no forward exchange contracts were held.

Foreign currency receivables and payables have been translated in the Statement of Financial Position at year end, utilising the exchange rates applicable as at 30 June 2003 being: United States Dollars 0.6680, European Currency Units 0.5902 and United Kingdom Pounds Sterling 0.4079 (2002: 0.5628, 0.5710 and 0.3692 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions are as follows:

		AVERAGE RATE		CONSOLIDATED		THE COMPANY
		2003	2002	2003	2002	2003	2002
				$’000	$’000	$’000	$’000
(i)	United States Dollars
	Amounts Receivable
	Current	0.6628	0.5593	1,395	6,397	—	—
	Non current	—	0.5175	—	2,899	—	—

	Amounts Payable
	Current	0.5870	0.5628	81	2,678	—	—
	Non current	0.6119	0.6119	—	—	11,368	14,366

(ii)	European Currency Unit
	Amounts Receivable
	Current	0.5638	0.5832	261	450	—	—

	Amounts Payable
	Current	0.5665	0.5710	86	141	—	—

(iii)	United Kingdom Pounds Sterling
	Amounts Receivable
	Current	0.3610	0.3692	7	8	—	—

	Amounts Payable
	Current	—	0.3632	—	32	—	—

30.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.3	Interest Risk

	Note	Weighted average interest rate	Floating interest rate	Fixed interest maturing in			Non- interest bearing	Total
				1 year or less	1 to 5 years	more than 5 years
			$’000	$’000	$’000	$’000	$’000	$’000
2003

Financial assets
Cash assets		4.22%	9,007	—	—	—	—	9,007
Receivables		—	—	—	—	—	3,300	3,300

			9,007	—	—	—	3,300	12,307

Financial liabilities
Payables		—	—	—	—	—	3,973	3,973
Non interest bearing loan		—	—	—	—	—	19,000	19,000
Lease liabilities		6.08%	—	142	198	—	—	340
Employee benefits		6.00%	—	2,565	136	14	—	2,715

			—	2,707	334	14	22,973	26,028

2002

Financial assets
Cash assets		3.35%	13,764	—	—	—	—	13,764
Receivables		—	—	—	—	—	17,126	17,126

			13,764	—	—	—	17,126	30,890

Financial liabilities
Payables		—	—	—	—	—	5,652	5,652
Non interest bearing loan		—	—	—	—	—	19,000	19,000
Lease liabilities		6.47%	—	236	357	—	—	593
Employee benefits		6.00%	—	5,261	258	22	—	5,541

			—	5,497	615	22	24,652	30,786

30.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2003		2002
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$’000	$’000	$’000	$’000
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

Financial assets
Cash assets	9,007	9,007	13,764	13,764
Receivables	3,300	3,300	17,126	17,126

Financial liabilities
Payables	3,973	3,973	5,652	5,652
Non interest bearing loan	19,000	10,009	19,000	9,442
Lease liabilities	340	340	593	593
Employee benefits	2,715	2,715	5,541	5,541

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

31.	EVENTS SUBSEQUENT TO REPORTING DATE

Share Purchase Plan

On 6 June 2003, the Company announced that it would be making an offer, via a Share Purchase Plan (“SPP”), to its Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share.

The offer under the SPP closed on 10 July 2003. Approximately A$3.280 million, net of transaction costs of approximately A $0.245 million, was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on 17 July 2003.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2003

1.	In the opinion of the Directors of Orbital Engine Corporation Limited:

(a)	the financial statements and notes, set out in pages 11 to 46 are in accordance with the Corporations Act 2001, including:

(I)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
(II)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors:

J G YOUNG	P C COOK
Director	Managing Director

Dated at Perth, Western Australia this 21st day of August, 2003

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2003

Independent audit report to members of Orbital Engine Corporation Ltd

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Orbital Engine Corporation Ltd (the “Company”) and the Orbital Group (the “Consolidated Entity”), for the year ended 30 June 2003. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Orbital Engine Corporation Ltd is in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

B C FULLARTON

Partner

Perth

21 August 2003

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2003

		NOTE	2003	2002	2001
			A$’000	A$’000	A$’000
1.	RECONCILIATION OF ACCOUNTS TO US GAAP

1.1	Profit and Loss Account
	Net (loss) reported under AUS GAAP		(1,865)	(26,776)	(26,837)
	Net tax effects of the US GAAP adjustments		—	(858)	(1,058)
	Stock compensation	3 (a)	(254)	(378)	(584)
	Licence and marketing agreements	3 (c)	484	2,319	2,319
	Accounting standard change AUS GAAP	3 (d)	(40)	—	—

	Net loss according to US GAAP		(1,675)	(25,693)	(26,160)

	Loss per ordinary share - US GAAP (A cents)	(a)
	- Basic		(0.47)	(7.24)	(7.40)
	- Diluted		(0.47)	(7.24)	(7.40)

	Loss per American Depositary Share (ADS) - US GAAP (A cents)	(a)		(b )	(b )
	- Basic		(18.76)	(289.45)	(295.80)
	- Diluted		(18.76)	(289.45)	(295.80)

	Number of ordinary shares in calculation (000’s)
	- Basic		357,060	355,078	353,720
	- Diluted		357,060	355,078	353,720

(a)	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares in 2003 would have been 370,688,138.
(b)	On 8 May 2003 Orbital Engine Corporation Limited changed its ratio of ADR’s to underlying ordinary shares from 1 : 8 to 1 : 40. The comparatives for 2002 and 2001 have been restated to reflect the current ratio.

1.2	Shareholders’ Equity
	Shareholders’ equity reported per AUS GAAP financial statements		(11,983)	(12,705)	14,071

	Tax effect of US GAAP adjustments		—	—	858
	Investments	3 (b)	—	—	(1,367)
	Licence and marketing agreements	3 (c)	—	(484)	(2,802)

	Shareholders’ equity (deficit) according to US GAAP		(11,983)	(13,189)	10,760

1.3	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity (deficit) according to US GAAP at the beginning of the period		(13,189)	10,760	37,703
	Net loss according to US GAAP		(1,675)	(25,693)	(26,160)
	Equity issues - stock compensation		254	378	584
	Equity issues - share placement (net of issue costs)		2,627	—	—
	Investment writedown - other comprehensive income		—	1,367	(1,367)

	Shareholders’ equity (deficit) according to US GAAP		(11,983)	(13,189)	10,760

1.4	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements		23,482	45,042	111,789
	Future income tax benefit written off/reclassified		—	—	(2,627)
	Investments	3 (b)	—	—	(1,367)
	Licence and marketing agreements	3 (c)	—	(484)	(2,802)

	Total assets according to US GAAP		23,482	44,558	104,993

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2003*
		A$000’s	US$000’s
2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1	Statement of Earnings Data

	Total revenue	46,471	31,043
	Net loss	1,675	1,119

2.2	Balance Sheet Data at Year End

	Current assets	13,100	8,751
	Total assets	23,482	15,686
	Current liabilities	6,640	4,436
	Total long-term debt	19,198	12,824
	Total shareholders’ deficit	(11,983)	(8,005)

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.6680 = A$1.00 on 30 June 2003. Such translations are provided for information purposes only.

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Investments

Under AUS GAAP, the Company’s investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment is considered an available-for-sale security under Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and is carried at fair value, with unrealised gains and losses excluded from earnings and reported in other comprehensive income. Since 30 June 2002 there is no difference in accounting for this investment since the provision recognized for AUS GAAP is considered other than temporary.

(c)	Licence and Marketing Agreements

A difference, totalling $0.484 million credit (2002: $2.319 million credit, 2001: $2.319 million credit, 2000: $5.122 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable within reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and prepaid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. The capitalised prepaid marketing expense has been amortised under AUS GAAP.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital’s operations.

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the current year.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2003	2002	2001	2000	1999
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from trading activities	43,284	50,964	57,610	47,381	51,251
Other revenues from ordinary activities	3,187	2,389	4,041	3,966	14,704

Total revenue	46,471	53,353	61,651	51,347	65,955
Total operating expenditure	(48,211)	(79,228)	(89,019)	(64,229)	(69,533)

Operating (loss)/profit before abnormal items and income tax	(1,740)	(25,875)	(27,368)	(12,882)	(3,578)

Abnormal expenses:
Amortisation of patents, licenses and technologies arising from corporate restructurings	—	—	—	—	(52,453)
Amortisation of cash expenditure on certain intangible assets	—	—	—	—	(31,616)
Rationalisation of United States operations	—	—	—	—	(6,948)

Total abnormal expenses	—	—	—	—	(91,017)

Operating loss before income tax	(1,740)	(25,875)	(27,368)	(12,882)	(94,595)
Income tax (expense)/credit attributable to operating (loss) including abnormal tax write-offs	(125)	(901)	807	2,998	7,381
Outside equity interests in operating loss	—	—	(276)	(45)	—

Operating loss after income tax attributable to members of the Company	(1,865)	(26,776)	(26,837)	(9,929)	(87,214)

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2003	2002	2001	2000	1999
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	9,007	13,764	32,735	52,855	32,186
Receivables	3,300	6,904	10,647	14,739	13,942
Inventories	94	555	801	962	1,203
Other	699	971	2,426	2,582	424

TOTAL CURRENT ASSETS	13,100	22,194	46,609	71,138	47,755

NON-CURRENT ASSETS
Receivables	—	10,222	3,508	—	2,042
Other financial assets	—	—	6,446	6,446	6,446
Property, plant & equipment	10,382	12,626	15,534	19,032	21,174
Deferred tax assets	—	—	2,627	2,367	1,961
Research and development syndication assets	—	—	36,158	96,507	92,541
Other	—	—	907	3,230	65,764

TOTAL NON-CURRENT ASSETS	10,382	22,848	65,180	127,582	189,928

TOTAL ASSETS	23,482	45,042	111,789	198,720	237,683

CURRENT LIABILITIES
Accounts Payable	3,973	5,652	8,505	17,119	13,779
Interest-bearing liabilities	142	236	384	298	447
Current tax liabilities	—	52	390	528	2,829
Provisions	2,525	5,060	2,254	2,462	2,294
Other	—	2,268	3,978	2,760	1,060

TOTAL CURRENT LIABILITIES	6,640	13,268	15,511	23,167	20,409

NON-CURRENT LIABILITIES
Interest-bearing liabilities	198	357	541	431	4,085
Non interest-bearing liabilities	19,000	19,000	19,000	19,000	19,000
Provisions	2,712	3,527	3,445	3,009	9,769
Deferred tax liabilities	—	—	2,375	3,419	4,579
Research and development syndication liabilities	—	—	36,158	96,507	96,507
Other	6,915	21,595	20,688	17,395	69,832

TOTAL NON-CURRENT LIABILITIES	28,825	44,479	82,207	139,761	203,772

TOTAL LIABILITIES	35,465	57,747	97,718	162,928	224,181

NET ASSETS / (LIABILITIES)	(11,983)	(12,705)	14,071	35,792	13,502

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH UNITED STATES GAAP

EXPRESSED IN UNITED STATES DOLLARS

	2003	2002	2001	2000	1999
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from operating activities	28,914	28,683	27,939	23,566	33,048
Other revenue from ordinary activities	2,129	1,345	2,061	1,269	9,721

Total revenue	31,043	30,028	30,000	24,835	42,769
Total operating expenditure	(32,078)	(43,497)	(43,073)	(37,869)	(50,826)

Operating (loss)/profit before income tax	(1,035)	(13,470)	(13,073)	(13,034)	(8,057)

Income tax (expense)/credit attributable to operating (loss)/profit	(84)	(990)	(128)	1,159	(890)
Outside equity interests in operating loss	—	—	(141)	(27)	—

Operating (loss)/profit after income tax attributable to members of the Company	(1,119)	(14,460)	(13,342)	(11,902)	(8,947)

Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year (2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00; 1999: US$0.6611 = A$1.00). Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH UNITED STATES GAAP

EXPRESSED IN UNITED STATES DOLLARS

	2003	2002	2001	2000	1999
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	6,017	7,746	16,695	31,560	21,278
Receivables	2,204	3,886	5,430	8,801	9,217
Inventories	63	312	409	574	795
Other	467	274	55	157	281

TOTAL CURRENT ASSETS	8,751	12,218	22,589	41,092	31,571

NON-CURRENT ASSETS
Receivables	—	5,753	1,789	—	1,350
Other financial assets	—	—	2,590	3,849	4,261
Property, plant & equipment	6,935	7,106	7,922	11,364	13,998
Research and development syndication assets	—	—	18,441	57,624	61,179
Other	—	—	215	255	43,477

TOTAL NON-CURRENT ASSETS	6,935	12,859	30,957	73,092	124,265

TOTAL ASSETS	15,686	25,077	53,546	114,184	155,836

CURRENT LIABILITIES
Accounts payable	2,654	3,181	4,337	10,222	9,109
Current tax liabilities	95	133	199	315	1,870
Interest-bearing liabilities	—	29	196	178	295
Provisions	1,687	2,848	1,150	1,470	1,517
Other	—	1,276	2,029	1,648	701

TOTAL CURRENT LIABILITIES	4,436	7,467	7,911	13,833	13,492

NON-CURRENT LIABILITIES
Interest-bearing liabilities	132	201	276	257	2,701
Non interest-bearing liabilities	12,692	10,693	9,690	11,345	12,561
Provisions	1,812	1,985	1,757	1,797	6,458
Research and development syndication liabilities	—	—	18,441	57,624	63,801
Other	4,619	12,154	9,983	9,870	45,931

TOTAL NON-CURRENT LIABILITIES	19,255	25,033	40,147	80,893	131,452

TOTAL LIABILITIES	23,691	32,500	48,058	94,726	144,944

NET ASSETS / (LIABILITIES)	(8,005)	(7,423)	5,488	19,458	10,892

Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year (2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 2000: US$0.5971 = A$1.00; 1999: US$0.6611 = A$1.00). Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 19 August 2003 there were 13,314 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 10 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

At 19 August 2003 there are 3,444,250 options over unissued shares granted to employees under the entity’s Employee Share Plan. Refer to note 19.1 for the terms and conditions related to these options.

Substantial Shareholders and Holdings as at 19 August 2003

Nil

Distribution of Shareholdings as at 19 August 2003

1-1,000	4,341
1,001 – 5,000	4,623
5,001 – 10,000	1,696
10,001 – 100,000	2,386
100,000 and over	268

	13,314

Total Shares on issue	409,372,274

Number of shareholders holding less than a marketable parcel	7,342

Top 20 Shareholders as at 19 August 2003
NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	149,614,292	36.55
National Nominees Limited*	26,959,647	6.59
Sandhurst Trustees Ltd	14,415,172	3.52
Westpac Custodian Nominees Limited	8,229,505	2.01
Saltbush Nominees Pty Ltd	7,067,418	1.73
Leveq Nominees Pty Ltd	5,041,666	1.23
Sandhurst Trustees Ltd	4,772,632	1.17
Chase Manhattan Nominees Limited	3,678,457	0.90
HSBC Custody Nominees (Australia) Limited	3,425,527	0.84
Pasco Nominees Pty Ltd	3,315,039	0.81
Citicorp Nominees Pty Limited	3,251,229	0.79
Saltbush Nominees Pty Ltd	3,003,435	0.73
Nefco Nominees Pty Ltd	2,775,000	0.68
M F Custodians Ltd	2,500,000	0.61
Citicorp Nominees Pty Limited	1,956,366	0.48
Mr William Martin & Mrs Beverley Martin	1,666,667	0.41
Transport Accident Commission	1,458,116	0.36
Margaret Street Nominees Pty Ltd	1,028,784	0.25
Mr Bruce James Hamilton Goetze	1,007,610	0.25
Rovno Pty Ltd	1,001,500	0.24

The twenty largest shareholders hold 60.15% of the ordinary shares of the Company.

* Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 12,500 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL ENGINE CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

OFFICES AND OFFICERS

DIRECTORS

Donald Bourke – Chairman
Peter Cook – Chief Executive Officer
REGISTERED AND PRINCIPAL OFFICE	John Marshall
Grahame Young
1 Whipple Street
Balcatta, Western Australia, 6021	COMPANY SECRETARIES
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2111	Keith Halliwell – Chief Financial Officer
John Abbott
CONTACT DETAILS
SHARE REGISTRY
Australia-
Telephone: 61 (08) 9441 2311	Computershare Investor Services Pty Ltd
Facsimile: 61 (08) 9441 2111	Level 2, Reserve Bank Building
45 St Georges Terrace
United States	Perth, Western Australia, 6000
Telephone: 1866 714 0668	Telephone: 61 (08) 9323 2000
Facsimile: 61 (08) 9323 2033
INTERNET ADDRESS
ADR FACILITY
http://www.orbeng.com
Email: info@orbeng.com	The Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America
Telephone: 1 (212) 815 2218
Facsimile: 1 (212) 571 3050

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Limited (Code “OEC”)
New York Stock Exchange Inc. (Code “OE”)

AUDITORS

KPMG
Level 31, Central Park
152-158 St Georges Terrace
Perth, Western Australia, 6000

OTHER INFORMATION

Orbital Engine Corporation Limited, incorporated and domiciled in Australia, is a publicly listed company limited by shares.